EXHIBIT 99.1

Westport Fuel Systems to Participate in Water Tower Research Fireside Chat Event May 20, 2022 at 11:00am ET

VANCOUVER, British Columbia, May 16, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX: WPRT / Nasdaq: WPRT) today announced that David Johnson, CEO and Scott Baker, VP – Engineering, will participate in a Fireside Chat discussion with research analysts Graham Mattison and Shawn Severson of Water Tower Research on Friday, May 20, 2022 at 11:00am ET (8:00am PT).

The Fireside Chat is open to anyone, will be webcast live and be available for replay by visiting Westport Fuel Systems’ website at investors.wfsinc.com.

The upcoming discussion will include Westport’s recently unveiled Hydrogen HPDITM fuel system, an exciting product development that enhances the Company's ability to deliver cleaner, lower-carbon solutions for the global automotive sector.

Please use the following link to register your participation in the Fireside Chat:

https://globalmeet.webcasts.com/starthere.jsp?ei=1547493&tp_key=eaa9f6d317.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

About Water Tower Research
Water Tower Research (www.watertowerresearch.com) is a shareholder communication and engagement platform powered by senior industry experts with significant Wall Street experience. We create, deliver, and maintain the information flow required to build and preserve relationships with every stakeholder and potential investor. Our foundation is built on Wall Street veterans using open digital distribution strategies that are accessible by everyone. “Research for the Other 99%”TM opens the door to reach a much broader and diverse set of investors while helping to strengthen overall communications, transparency, and engagement.

Investor Inquiries:
Christian Tweedy
Investor Relations
T : +1 604-718-2046
E : invest@wfsinc.com